Under the Securities Exchange Act of 1934
(Amendment No. 5)

TIANYIN PHARMACEUTICAL CO., INC.
 (Name of Issuer)

SCHEDULE 13D/A

Common Stock, $.001 par value
(Title of Class of Securities)

88630M104
(CUSIP Number)

Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong
Telephone: (852) 3583 3340; Fax: (852) 3585 6021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

CUSIP Number  88630M104

(1)	Name of Reporting Persons: Time Poly Management, Ltd. S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: British Virgin Islands

	(7)	Sole Voting Power: 24.11%

Number of Shares Beneficially Owned	(8)	Shared Voting Power:
By Each Reporting
Person With	(9)	Sole Dispositive Power: 24.11%

	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,087,604

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11): 24.11%

(14)	Type of Reporting Person (See Instructions): CO

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tianyin Pharmaceuticals Co., Inc. a Delaware corporation (the “Company”).

The Company's principal office is located at 23rd Floor, Unionsun Yangkuo Plaza, No.2, Block 3, Renmin Road South, Chengdu, 610041 P. R. China.

Item 2.  Identity and Background.

(a)	This statement (this "Statement") is being filed by Time Poly Management, Ltd., a British Virgin Islands company ("Time Poly”, or the “Filer”).

(b)	Time Poly’s principal office is located at Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.

(c)	Time Poly’s principal business is equity investment.

(d)	During the past five years, the Filer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Filer has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Filer is a British Virgin Islands company.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands (collectively, the “Raygere Stockholders”), pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”).

Item 4. Purpose of Transaction

The Filer entered into a Rule 10b5-1 Trading Plan on October 11, 2010 (the “Trading Plan”, filed as Exhibit 7.1 in Amendment No. 3 to this Schedule 13D on November 12, 2010), pursuant to which a total number of 1,000,000 shares of the Issuer’s Common Stock will be sold by the Filer during the period from October 11, 2010 to June 30, 2011 (the “Trading Plan Period”) according to the specific trading instructions as set forth in the Trading Plan. Since November 8, 2010, a total number of 211,234 shares of the Issuer’s Common Stock have been sold pursuant to the Trading Plan, thus reducing the Filer’s ownership of the Issuer’s Common Stock from 9,256,925 shares (as reported in Amendment No. 3 to this Schedule 13D) to 9,045,691shares. During the Trading Plan Period, a total number of 306,133 shares of the Issuer’s Common Stock have been sold by the Filer pursuant to the Trading Plan.

On May 24, 2011 and May 25, 2011, the Filer purchased a total number of 18,000 shares of the Issuer’s Common Stock on the open market, thus increasing the Filer’s ownership of the Issuer’s Common Stock from 9,045,691 shares to 9,063,691 shares.

Through his ownership in Time Poly, Mr. Daqiao Zhang indirectly owns 224,775 certain shares of the Issuer's Common Stock. Pursuant to a divorce decree dated August 20, 2010, Mr. Zhang transferred 112,387 shares of the Issuer's Common Stock under the name of the Filer to Ms. Qian Liu, thus reducing the Filer’s ownership of the Issuer’s Common Stock from 9,063,691 shares to 8,951,304 shares.

Through Ms. Li Zhou, Mr. Yong Zhan, Mr. Xintao You and Mr. Hongcai Li’s ownership in Time Poly, they indirectly own certain shares of the Issuer’s Common Stock. On June 8, 2011, the Filer transferred 130,000 shares of the Issuer’s Common Stock to Ms. Zhou and 130,000 shares to Mr. Zhan. On July 22, 2011, the Filer transferred another 70,000 shares of the Issuer to Mr. Zhan. On August 3, 2011, the Filer transferred 200,000 shares of the Issuer to Mr. You. On October 18, 2011, the Filer transferred 29,020 shares of the Issuer to Mr. Li. All these transfers are in kind distributions of a portion of the shares of the Issuer that Ms. Zhou, Mr. Zhan and Mr. You indirectly own. These transfers reduced the Filer’s ownership of the Issuer’s Common Stock from 8,951,304 shares to 8,392,284 shares.

On January 11, 2012, the Filer transferred 112,389 shares of the Issuer’s Common Stock to Mr. Daqiao Zhang, 215,131 shares to Mr. Yong Zhan, 411,538 shares to Ms. Li Zhou and 565,622 shares to Mr. Xintao You. All these transfers are in kind distributions of the shares of the Issuer that Mr. Zhang, Mr. Zhan, Ms. Zhou and Mr. You indirectly own. After the transfers, the Filer is 100% owned by Mr. Guoqing Zhang. These transfers reduced the Filer’s ownership of the Issuer’s Common Stock from 8,392,284 shares to 7,087,604 shares.

As of the date of this filing, the Filer owns 7,087,604 shares of the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer

(a)	The Filer beneficially owns 7,087,604 shares (24.11%) (the “Shares”) of the 29,396,276 outstanding shares of the Company.

(b)	Dr. Guoqing Jiang, who holds 100% of Time Poly’s common stock, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)	Other than the transfers described herein, the Filer has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to the Filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Filer entered into a Rule 10b5-1 Trading Plan on October 11, 2010, pursuant to which a total number of 1,000,000 shares of the Issuer’s Common Stock will be sold by the Filer during the period from October 11, 2010 to June 30, 2011. A copy of the Trading Plan was filed as Exhibit 7.1 in Amendment No. 3 to this Schedule 13D on November 12, 2010.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 24, 2012

Signature:  /s/ Guoqing Jiang

Name/Title: Guoqing Jiang, Director